UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14287
USEC Savings Program
(Full title of the plan)
USEC Inc.
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

USEC Savings Program
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
Together with Report of Independent Registered Public Accounting Firm

USEC Savings Program
Table of contents

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Schedule of Assets (Held at End of Year)	9
Signature	11
Exhibit Index	12

Schedules omitted because there were no such items:
For the year ended December 31, 2006:
Reportable transactions
Nonexempt transactions
Leases in default or classified as uncollectible
Loans or fixed-income obligations in default

Report of Independent Registered Public Accounting Firm
To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:
We have audited the accompanying statements of net assets available for benefits of the USEC Savings Program (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Baltimore, Maryland
June 18, 2007

USEC Savings Program
Statements of Net Assets Available for Benefits
In thousands

	December 31,
	2006	2005
Assets:
Investments at fair value	$281,942	$256,807
Participant loans receivable	4,948	4,925

Net assets available for benefits at fair value	286,890	261,732
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,329	1,628

Net assets available for benefits	$288,219	$263,360

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Statements of Changes in Net Assets Available for Benefits
In thousands

	Years Ended December 31,
	2006	2005
Changes in net assets:
Interest and dividends	$14,885	$8,516

Net appreciation in value of investments	11,139	6,843
Contributions:

Participants	15,622	15,625
USEC	5,751	5,775
Distributions to participants	(22,517)	(16,508)
Administrative expenses	(21)	(20)

Net increase	24,859	20,231
Net assets available for benefits, beginning of year	263,360	243,129

Net assets available for benefits, end of year	$288,219	$263,360

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Notes to Financial Statements
1. Plan description:
The following description of the USEC Savings Program (the Plan) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by USEC Inc. through a plan administrator. USEC Inc. and its wholly owned subsidiary, United States Enrichment Corporation (together USEC), are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.
Eligibility
An eligible employee is an employee that is paid, employed and reported on the payroll and personnel records of USEC as an employee. An eligible employee may participate in the Plan after one hour of service.
Contributions
Participants may contribute between 1 percent and 50 percent of eligible compensation in .5 percent increments up to the maximum annual amount allowed under the Internal Revenue Code. Participants may elect either before-tax contributions, after-tax contributions or a combination of both. For each payroll period, USEC provides a 100 percent matching contribution for the first 3 percent of each participant’s eligible earnings and a 50 percent matching contribution for the next 2 percent. For certain employees not covered by a company pension plan, USEC provides a 200 percent matching contribution for the first 2 percent of the participant’s eligible earnings, plus a 100 percent matching contribution for the next 2 percent and a 50 percent matching contribution for the next 2 percent. The Plan accepts rollover contributions from other qualified plans.
Participant accounts and loans
Each participant’s account is credited with the participant’s and employer’s matching contributions, and the respective investment earnings (losses) of the individual funds. Participants may borrow from the Plan in any amount of at least $1,000 but less than 50 percent of the participant’s vested account balance. In no event can a participant borrow more than $50,000. Loan terms originated under the Plan are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans), which may have terms up to 15 years. Loans are secured by the balance in the participant’s account and bear a rate of interest at the prime lending rate plus one percentage point, subject to usury limits, at the date of loan origination with no refinancing option. Principal and interest on the loans are repaid in substantially level installments. Prepayment in full is allowed at any time. As of December 31, 2006, interest rates on outstanding loans ranged from 5.0 percent to 10.5 percent.

Vesting
Participants are immediately vested in their contributions and associated earnings (losses). Plan vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of credited service to USEC, as follows:

Years of credited service	Percentage
Less than 2	0 percent
2	50 percent
3	100 percent
Forfeitures
Forfeitures are employer contributions retained by the Plan when a participant separates from USEC prior to vesting and are used to reduce current or future employer matching contributions. Participant departures prior to vesting resulted in forfeitures of $55,215 in 2006 and $46,889 in 2005. In 2006 and 2005 employer contributions were reduced by $80,000 and $0, respectively, from forfeitures of non-vested accounts. At December 31, 2006 and 2005, forfeitures available to reduce future contributions were $72,624 and $94,063, respectively.
Investment options
Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among various investment options. At December 31, 2006, investment options consist of 20 mutual funds, the USEC Stock Fund and a managed fund of short-term bonds and other fixed income securities (the USEC Stable Value Fund). Participant contributions to the USEC Stock Fund are limited to 20 percent of their total contributions and participants are restricted from making additional contributions into the USEC Stock Fund if the balance in their USEC Stock Fund account exceeds 20 percent of their total account value.
Participants may, subject to the USEC Stock Fund restriction, make changes and exchanges among the investment options at any time by contacting FMTC directly.
Distributions
Upon termination of service at a time when a participant is eligible for an immediate pension under a USEC defined benefit plan or for total and permanent disability benefits under a USEC long-term disability plan, a participant may elect to receive (a) a lump sum amount equal to the value of the participant’s vested interest in his or her account, (b) monthly installments over a fixed number of years or over life expectancy or (c) a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary. Upon termination of service (other than by death) before a participant is eligible for an immediate pension under a USEC defined benefit plan or for total and permanent disability benefits under a USEC long-term disability plan, upon request, the vested portion of a participant’s account may be paid as a lump sum. The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.
Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

Plan termination
Although USEC has not expressed any intent to do so, USEC has the right to discontinue its contributions at any time and to terminate the Plan, subject to applicable law. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings (losses).
2. Summary of significant accounting policies:
Basis of accounting
The financial statements of the Plan are prepared based on the accrual method of accounting. Distributions to participants are recorded on the cash basis.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan’s investments are stated at fair value. Participant loans are valued at cost, which approximates fair value.
Effective with the 2006 financial statements, investment contracts held by the Plan in the USEC Stable Value Fund are reported at fair value, in accordance with Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, including retroactive application to December 31, 2005 investment balances as required. Contract value is a relevant measure for fully benefit-responsive investment contracts since it is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Fair value is generally based on quoted closing market prices. Underlying assets of the USEC Stable Value Fund are valued at most recent bid prices (sales prices if the principal market for the security is an exchange) if quotations are readily available. Alternative good faith valuation techniques are employed where market information is not available from public markets or pricing services. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and duration of the underlying portfolio of securities.
Capital gains or losses, interest and dividend income are recognized according to the schedules maintained by the mutual funds. Gains or losses on the fixed income securities in the USEC Stable Value Fund are recognized over time by adjusting the interest rate credited to the portfolio. The Statements of Changes in Net Assets Available for Benefits reports the net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, except that the net appreciation or depreciation in the Stable Value Fund is reported on a contract value basis.
Further details regarding the USEC Stable Value Fund are provided in note 3.

3. USEC Stable Value Fund
The USEC Stable Value Fund invests in Managed Income Portfolio II (MIP II), a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, which is managed by FMTC.
MIP II seeks to preserve the principal value of investment while earning interest income. The portfolio strives to maintain a stable $1 unit price. However, the portfolio cannot guarantee this stable unit price, and its yield will fluctuate. Units of MIP II are not guaranteed by FMTC, the plan sponsor, or insured by the Federal Deposit Insurance Corporation.
The portfolio invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities as further described below, and in money market funds to provide daily liquidity. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the portfolio under fully benefit-responsive “wrap” contracts which enable participants to ordinarily direct the withdrawal or transfer of their investment at contract value.
Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the wrap contracts. However, withdrawals prompted by an employer-initiated event (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact with participants at contract value is probable.
The wrap contracts which are part of MIP II require FMTC to comply with provisions of the contract to avoid termination of the wrap agreement prior to its scheduled maturity date. FMTC indicates such provisions may include maximum duration limits, minimum credit standards, and diversification requirements.
Interest rates for MIP II were:

	2006	2005
Average yield based on earnings	4.21%	3.82%
Crediting rate at December 31	4.37%	3.73%
4. Investments:
The following table presents investments at December 31, 2006 and 2005 that represent 5 percent or more of the Plan’s net assets (in thousands):

	2006	2005
USEC Stable Value Fund, at fair value	$110,839	$109,438
American Funds — Growth Fund of America, 917,590 and 935,956 shares, respectively	30,152	28,874
Fidelity Dividend Growth Fund, 572,860 and 601,210 shares, respectively	18,148	17,309
Weitz Partners Value Fund, 656,334 and 641,593 shares, respectively	16,034	14,609

Total individual investments that represent 5 percent or more of the Plan’s net assets	175,173	170,230
Other investments	106,769	86,577

Total investments, at fair value	$281,942	$256,807

Components of the net appreciation in value of investments for the years ended December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Registered investment companies	$10,974	$6,877
USEC Inc. common stock	165	(34)

Net appreciation	$11,139	$6,843

The Plan provides for investments in various forms of mutual funds, common stock and a managed fund of short-term bonds and other fixed income securities. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that material changes in the values of investment securities will occur.
5. Tax status:
The Plan has received a determination letter, dated February 15, 2002, from the Internal Revenue Service that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, on participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. The Plan was amended and restated effective January 1, 2006 and a filing for continued qualification of the amended and restated Plan was filed with the IRS on January 30, 2007. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
6. Related party transactions:
Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan, and these transactions qualify as party-in-interest transactions.
Certain expenses of the Plan are paid by USEC to Fidelity, except participant loan costs and fund investment management expenses that are paid by the participant, and amounted to $4,500 in both 2006 and 2005.
USEC as a participating employer is a related party. Related party values as of and for the years ended December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Shares of USEC Inc. common stock held by the Plan	91	158
Fair value of USEC Inc. common stock held by the Plan	$1,155	$1,884
Purchases of USEC Inc. common stock by the Plan	$1,118	$4,699
Sales of USEC Inc. common stock by the Plan	$1,891	$3,415

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)
As of December 31, 2006
(In Thousands)
ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

USEC Stable Value Fund *	Commingled Pool of the Fidelity Group Trust for Employee Benefit Plans — at fair value	$110,839

Morgan Stanley Institutional Fund Trust: Midcap Growth Portfolio - Institutional Class	Growth-Oriented Stock Mutual Fund	4,588

Weitz Partners Value Fund	Value Mutual Fund	16,034

American Funds - Growth Fund of America – Class R5	Domestic Equity Mutual Fund	30,152

American Funds - Investment Company of America – Class R5	Domestic Equity Mutual Fund	14,212

American Funds - New Perspective Fund – Class R5	Growth Mutual Fund that Invests Globally	13,712

Royce Pennsylvania Mutual Fund - Investment Class	Growth Mutual Fund	8,612

USEC Stock Fund*	Company stock fund for USEC Inc.	1,201

Fidelity Contrafund*	Growth Mutual Fund	10,475

Fidelity Growth Company Fund*	Growth Mutual Fund	4,785

Fidelity Diversified International Fund*	Growth Mutual Fund that Invests Internationally	13,721

Fidelity Dividend Growth Fund*	Growth Mutual Fund	18,148

Fidelity Freedom Income Fund*	Asset Allocation Mutual Fund	336

Fidelity Freedom 2000 Fund*	Asset Allocation Mutual Fund	679

Fidelity Freedom 2010 Fund*	Asset Allocation Mutual Fund	4,670

Fidelity Freedom 2020 Fund*	Asset Allocation Mutual Fund	5,470

Fidelity Freedom 2030 Fund*	Asset Allocation Mutual Fund	1,372

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)
As of December 31, 2006
(In Thousands)
ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

Fidelity Freedom 2040 Fund*	Asset Allocation Mutual Fund	533

Fidelity Spartan Extended Market Index Fund*	Index Mutual Fund	1,749

Fidelity Spartan US Equity Index Fund*	Index Mutual Fund	11,698

Fidelity US Bond Index Fund*	Income Mutual Fund	7,178

Goldman Sachs – MidCap Value Fund Institutional Class	Value Mutual Fund	1,778
Participant Loans*	Participant notes at interest rates ranging from 5.0% to 10.5% maturing between 1/2007 and 10/2021	4,948

Total Current Value		$286,890

*	Party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program

June 20, 2007	By	/s/ W. Lance Wright

W. Lance Wright
USEC Inc.
Chairman
Benefit Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.